UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                             MTM Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   594944-10-0
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 594944-10-0

  1      Name of Reporting Persons               Pequot Capital Management, Inc.
         I.R.S. Identification No. of above persons (entities only)   06-1524885

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  2      Check the Appropriate Box If a Member of a Group (See Instructions)
         (a) /_/
         (b) /X/
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  3      SEC Use Only

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  4      Source of Funds (See Instructions)
         00

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  5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
         /_ /

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  6      Citizenship or Place of Organization

         Connecticut

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                         7     Sole Voting Power                53.0*+


    Number of            ------------------------------------------------------
   Shares Bene-          8     Shared Voting Power              0
  ficially Owned
    by Each
   Reporting             ------------------------------------------------------
  Person With            9     Sole Dispositive Power           53.0*+


                         ------------------------------------------------------
                         10    Shared Dispositive Power         0


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  11     Aggregate Amount Beneficially Owned by Each Reporting  Person

                                                                10,771,200*+
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  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         /_/*

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  13     Percent of Class Represented by Amount in Row (11)     53.0*+


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  14     Type of Reporting Person (See Instructions)            IA


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---------------------------

*   See Item 5 below.

+ The Reporting Person (as defined below) may be deemed to be part of a group with: (i) the other Shareholder Parties (as defined below) pursuant to the terms of the Restated Shareholders' Agreement and/or (ii) the other Voting Agreement Parties (as defined below) pursuant to the terms of the Voting Agreement, in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 5,526,126 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Shareholder Parties (including shares underlying options exercisable in 60 days) and (ii) the 5,526,126 shares of Common Stock (as defined herein), in the aggregate, benefically owned by the Voting Agreement Parties (including shares underlying options exercisable in 60 days). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.


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


         This Amendment No. 3 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends the Amendment No. 2 to Schedule 13D filed by the Reporting Person on September 23, 2004 (the "Schedule 13D," together with this Amendment No. 3, the "Statement").

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the "Issuer"). The address of the Issuer's principal executive offices is 614 Corporate Way, Valley Cottage, NY 10989.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of the Reporting Person. The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

         The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3") and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

         Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Gerald A. Poch and Richard R. Heitzmann, each of whom are employees of the Reporting Person, are directors of the Issuer. Amish Jani, who is an employee of the Reporting Person, served on the Board of Directors of the Issuer until the consummation of the transaction described in Item 4 herein.

         Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, pursuant to the Purchase Agreement, the Reporting Person acquired the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, the A-1 Warrants, A-2 Warrants and the A-3 Warrants (each, as defined below) for aggregate consideration of approximately $18,750,000. The Funds and the Issuer have entered into the 12/7 Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, pursuant to which the Reporting Person acquired the A-4 First Tranche Notes and the A-4 First Tranche Warrants (each, as defined below), for aggregate consideration of $6,250,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

         A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the 12/7 Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The descriptions herein of the Purchase Agreement and the 12/7 Purchase Agreement are qualified in their entirety by reference to such agreements.


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


ITEM 4.     PURPOSE OF TRANSACTION

         The Reporting Person acquired the First Round Preferred Stock (as defined below) that is convertible into Common Stock and the First Round Warrants (as defined below) to purchase Common Stock pursuant to the terms of the Purchase Agreement. The Reporting Person acquired or will acquire the Notes (as defined below), which are convertible into shares of Series A-4 Preferred Stock (as defined below) and the Second Round Preferred Stock (as defined below) that are convertible into shares of Common Stock and the Second Round Warrants (as defined below) to purchase Common Stock pursuant to the terms of the 12/7 Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Preferred Stock, Warrants (each, as defined below) or Common Stock or dispose of Notes, Preferred Stock, Warrants or Common Stock, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

         On May 21, 2004, pursuant to a Purchase Agreement, dated as of January 29, 2004 (the "Purchase Agreement"), with the Funds, the Issuer issued and sold to the Funds: (i) an aggregate of 3,255,814 shares of the Issuer's Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Preferred Stock") for a purchase price of $2.15 per share of Series A-1 Preferred Stock, and (ii) warrants to purchase an aggregate of 500,000 shares of Common Stock, at an exercise price of $2.46 per share (the "A-1 Warrants"), representing an aggregate consideration of approximately $7,000,000. Subsequently, on September 16, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 2,000,000 shares of the Issuer's Series A-2 Convertible Preferred Stock, par value $0.001 per share (the "Series A-2 Preferred Stock") for a purchase price of $2.75 per share of Series A-2 Preferred Stock, and (ii) warrants to purchase an aggregate of 400,000 shares of Common Stock, at an exercise price of $3.44 per share (the "A-2 Warrants"), representing an aggregate consideration of approximately $5,500,000. On December 7, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock", together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the "First Round Preferred Stock") for a purchase price of $3.25 per share of Series A-3 Preferred Stock, and (ii) warrants to purchase an aggregate of 384,616 shares of Common Stock, at an exercise price of $4.0625 per share (the "A-3 Warrants," together with the A-1 Warrants and the A-2 Warrants, the "First Round Warrants"), representing an aggregate consideration of approximately $6,250,000. Concurrently with the acquisition of the Series A-3 Preferred Stock and the A-3 Warrants, the Reporting Person assigned to Constellation (as defined below) all of its rights and obligations under the Purchase Agreement to purchase from the Issuer an additional $6,250,000 of the Series A-3 Preferred Stock and Series A-3 Warrants, together with any and all rights and obligations of a "Purchaser" under the Purchase Agreement with respect to such Series A-3 Preferred Stock and Series A-3 Warrants. Immediately thereafter, Constellation purchased 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock (the "Constellation A-3 Preferred Stock") and Warrants to purchase 384,616 shares of Common Stock (the "Constellation A-3 Warrants").

12/7 PURCHASE AGREEMENT

         On December 10, 2004, pursuant to a Purchase Agreement, dated as of December 7, 2004 (the "12/7 Purchase Agreement"), with the Funds and Constellation Venture Capital II, L.P. ("CVC2"), Constellation Venture Capital Offshore II, L.P. ("CVCO2"), The BSC Employee Fund VI, L.P. ("BSC") and CVC II Partners, LLC ("CVC2LLC" and, collectively with CVC2, CVCO2 and BSC, "Constellation"), the Issuer issued and sold to the Funds: (i) $6,250,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes (the "A-4 First Tranche Notes") which, subject to shareholder approval, are convertible into shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "Series A-4 Preferred Stock") and (ii) subject to shareholder approval, warrants to purchase up to 384,616 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 First Tranche Warrants").

         Under the terms of the 12/7 Purchase Agreement, the Funds and Constellation (the "Investor Stockholders") have the right to purchase their respective percentage amounts of, at any time, but in no event later


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


than September 10, 2005, on any Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) (i) up to $15,000,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the "A-4 Second Tranche Notes" and, together with the A-4 First Tranche Notes, the "Series A-4 Notes") which are convertible into Series A-4 Preferred Stock, (ii) warrants to purchase up to 923,077 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "Additional A-4 Warrants" and together with the A-4 First Tranche Warrants, the "Series A-4 Warrants" or the "Second Round Warrants) and (iii) up to $22,500,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the "Series A-5 Notes" and together with the Series A-4 Notes, the "Notes") which are convertible into shares of Series A-5 Convertible Preferred Stock, $0.001 par value per share (the "Series A-5 Preferred Stock" and, together with the Series A-4 Preferred Stock, the "Second Round Preferred Stock"). The First Round Preferred Stock and the Second Round Preferred Stock are collectively referred to herein as "Preferred Stock." The First Round Warrants and the Second Round Warrants are collectively referred to herein as "Warrants".

         On or prior to December 10, 2005, the Issuer may provide a written notice (the "Company Notice") to the Investor Stockholders requesting that the Investor Stockholders purchase their respective percentage amounts of: (i)(A) if shareholder approval has not been obtained, A-4 Second Tranche Notes in an aggregate amount of not less than $2,500,000 or (B) if the shareholder approval has been obtained, Series A-4 Preferred Stock (issued and sold at the Original Issue Price (as defined in the 12/7 Purchase Agreement)) in an aggregate amount of not less than $2,500,000 and (ii) in each case with the Additional Warrants that such Investor Stockholder is entitled to purchase. If an Investor Stockholder does not purchase the A-4 Second Tranche Notes or the Series A-4 Preferred Stock, or if an Investor Stockholder desires to purchase less than the amount of such A-4 Second Tranche Notes or Series A-4 Preferred Stock and Additional Warrants that such Investor Stockholder is entitled to purchase (such Investor Stockholder, a "Rejecting Purchaser") then: to the extent that any other person purchases such A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants that were originally allocated to the Rejecting Purchaser, the Rejecting Purchaser forfeits its right to purchase any additional Series A-4 Second Tranche Notes or Series A-4 Preferred Stock and Additional Warrants and the aggregate amount of A-5 Notes and/or Series A-5 Preferred Stock that such Rejecting Purchaser may purchase pursuant to this Agreement will be increased by an amount equal to one half of the amount of A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants purchased by such other Persons; or to the extent that such A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants that such Rejecting Purchaser was entitled to purchase are not purchased by any other person, such Rejecting Purchaser will retain its right to purchase the A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants that was not purchased by such other persons. If the Funds and Constellation purchase all of the A-4 Second Tranche Notes or Series A-4 Preferred Stock and Additional A-4 Warrants, only an aggregate principal amount of up to $15,000,000 of Series A-5 Notes can be purchased.

VOTING AGREEMENT

         Concurrently with, and as a condition to, the Investor Stockholders' execution of the 12/7 Purchase Agreement, certain shareholders of the Issuer, consisting of the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation and Messrs. Pavony and Rothman, the "Voting Agreement Parties"), entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, such shareholders have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the 12/7 Purchase Agreement and the transactions contemplated thereby or for the Issuer to perform its obligations under the Purchase Agreement, such shareholders will vote in favor of the adoption of the 12/7 Purchase Agreement and the approval of the transactions contemplated thereby. The shareholders party to the Voting Agreement beneficially own a majority of the Common Stock issued and outstanding as of December 6, 2004 (excluding Notes or Second Round Warrants acquired by the Investor Stockholders at the Initial Closing).

         Pursuant to the terms of the Voting Agreement, each shareholder party thereto also agrees that until the transactions contemplated by the 12/7 Purchase Agreement are consummated or the 12/7 Purchase Agreement


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


is terminated, such shareholder will not: (i) sell, transfer, pledge, assign, or otherwise dispose of such shareholder's shares of the Issuer, except as provided in the Voting Agreement; (ii) enter into or exercise its rights under any voting arrangement with respect to such shares; or (iii) take any other action that would in any way restrict, limit, or interfere with, the performance of such shareholder's obligations under the Voting Agreement.

RESTATED SHAREHOLDERS' AGREEMENT

         On December 10, 2004 (the "Initial Closing"), the Issuer, the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation and Messrs. Pavony and Rothman, the "Shareholder Parties") entered into an Amended and Restated Shareholders' Agreement (the "Restated Shareholders' Agreement") pursuant to which the Shareholder Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Shareholder Party or over which such Shareholder Party has voting control so that the number of directors of the Issuer will be eleven, consisting of: (i) the Issuer's chief executive officer ("CEO"); (ii) two directors designated by the Funds or its assignee; (iii) one director designated by Constellation or its assignee; (iv) Mr. Pavony; (iv) Mr. Rothman; (v) three "independent" directors, within the meaning of "independent" under the current rules of The Nasdaq Stock Market, selected by the Issuer's nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer's nominating and corporate governance committee. Under certain circumstances where the Funds hold less than 25% of the securities the Funds originally purchase at the Initial Closing, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders' Agreement.

         The obligation of the Shareholder Parties under the Restated Shareholders' Agreement will expire on December 10, 2009. The obligation of the Funds and Constellation to vote in favor of the appointment of Messrs. Pavony and Rothman as directors will expire on May 20, 2006, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Between May 21, 2006 and May 20, 2007, the Funds and Constellation will be required to vote in favor of the appointment of only one of Messrs. Pavony and Rothman as a director, as determined by the Issuer's then current board of directors, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause," with the person not so elected being granted observer rights during such period, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Messrs. Pavony's and Rothman's obligation to vote (i) in favor of the nominees of the Funds and Constellation for director shall terminate if (a) the Funds or their assignees own less than 10% of the First Round Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Funds, (b) Constellation or its assignees own less than 10% of the Series A-4 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to Constellation, or (c) any other shareholders that are introduced to the Issuer by Pequot own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) if either or both of Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on the date of the Initial Closing.

         The Restated Shareholders' Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Restated Shareholders' Agreement in certain circumstances and (ii) granting the Funds and Constellation certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

RESTATED REGISTRATION RIGHTS AGREEMENT

         In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement (the "Restated Registration Rights Agreement"). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Company of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the


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Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders with piggyback registration rights with respect to certain underwritten offerings of the Issuer's Common Stock.

RESTATED CERTIFICATE

         Pursuant to the 12/7 Purchase Agreement, the Issuer agreed to use its best efforts to hold a meeting of its shareholders to seek approval for the Restated Certificate of Incorporation to amend the certificate to include the terms of the Second Round Preferred Stock (the "Restated Certificate")), the authorization and issuance of (or the conversion of the Notes into) the Second Round Preferred Stock and the exercise of the A-4 Warrants. Upon obtaining shareholder approval and acceptance and filing of the Issuer's Restated Certificate with the Secretary of State of the State of New York, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock will be authorized and issuable.

CHANGES TO THE BOARD OF DIRECTORS

         On December 10, 2004, Amish Jani, previously nominated by the Funds, resigned as a member of the Issuer's Board of Directors, as contemplated by the Restated Shareholders' Agreement, and Clifford Friedman, a nominee of Constellation was elected to the Issuer's Board of Directors.

         A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. Copies of the 12/7 Purchase Agreement, the Voting Agreement, the Restated Shareholders' Agreement, the Restated Registration Rights Agreement and the Restated Certificate are attached hereto as Exhibits 1, 2, 3, 4 and 5 are incorporated herein by reference. The descriptions herein of such agreements and certificate are qualified in their entirety by reference to such agreements or certificate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 10,771,200 shares of Common Stock, representing approximately 53.0% of shares of Common Stock outstanding as of December 10, 2004 (assuming the issuance of (i) 8,463,507 shares of Common Stock issuable upon conversion of the First Round Preferred Stock and the exercise of the First Round Warrants and (ii) 2,307,693 shares of Common Stock issuable upon conversion of the Series A-4 Preferred Stock (following the conversion of the A-4 First Tranche Notes into Series A-4 Preferred Stock) and the exercise of the A-4 Warrant)).

         In addition, by virtue of each of the Restated Shareholders' Agreement and/or the Voting Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the other Shareholder Parties and the Reporting Person and/or the other Voting Agreement Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Shareholder Parties and/or the other Voting Agreement Parties ("Group Members") and the Reporting Person would be deemed to beneficially own, in the aggregate, 16,297,326 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 77.8% of the Common Stock outstanding as of December 10, 2004. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any Group Member and does not affirm that any such "group" exists.

         (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 10,771,200 shares of Common Stock.

         Pursuant to, and to the extent set forth in, the Restated Shareholders' Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Shareholder Parties. Pursuant to, and to the extent set forth in, the Voting


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


Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Voting Agreement Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Group Members, other than Constellation, (i) the name, address and principal occupation of each Group Member is as filed on Exhibit 7 to the Schedule 13D and is incorporated herein by reference and (ii) each such Group Member is a citizen of the United States. To the knowledge of the Reporting Person, the name, address and principal occupation of the officers, directors and controlling person(s) of Constellation is as set forth on Exhibit 7 hereto and is incorporated herein by reference. To the knowledge of the Reporting Person and based on documents publicly filed by the Group Members, during the last five years, no Group Member has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the Purchase Agreement, the 12/7 Purchase Agreement, the Restated Shareholders' Agreement, the Voting Agreement and the Restated Registration Rights Agreement and the Restated Certificate described in
Item 4, which are incorporated by reference herein.

         In connection with the transactions contemplated by the Purchase Agreement, (i) on May 21, 2004, the Issuer issued to the Funds the Series A-1 Preferred Stock and the A-1 Warrant, (ii) on September 16, 2004, the Issuer issued to the Funds the Series A-2 Preferred Stock and A-2 Warrant, and (iii) on December 7, 2004, the Issuer issued to the funds the Series A-3 Preferred Stock and A-3 Warrant. In connection with the transactions contemplated by the 12/7 Purchase Agreement, on December 10, the Issuer issued to the Funds (i) the A-4 First Tranche Notes and (ii) the A-4 First Tranche Warrants.

SERIES A PREFERRED STOCK

         The Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. After the date that is 18 months following the most recent date of issuance of the First Round Preferred Stock, all outstanding shares of First Round Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable class of First Round Preferred Stock. After the date that is 18 months following the most recent date of issuance of the Second Round Preferred Stock, all outstanding shares of First Round Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable class of First Round Preferred Stock. However, no shares of Preferred Stock will be automatically converted unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (i) to the holders of the Preferred Stock upon conversion of the Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other approved national stock exchange or national over-the-counter bulletin board. The purchase price of each class of Preferred Stock for purposes of conversion is subject to adjustment for stock splits, stock dividends and other similar events.

         Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer's voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible into at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast. Initially, each share of Preferred Stock will be entitled to one vote. As long as 30% of the Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

         Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. During the period commencing on May 21, 2006 and terminating on May 21, 2008, dividends will be payable, at the Issuer's discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price. Following May 21, 2008, dividends will be payable in cash only. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.

7% SECURED SUBORDINATED CONVERTIBLE NOTES

         On December 10, 2004, in connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued A-4 First Tranche Notes in an aggregate principal amount of $6,250,000 to the Funds. The A-4 First Tranche Notes bear interest at an annual rate of 7%, payable quarterly. The interest accrued on each such payment date will be added to the principal of the A-4 First Tranche Notes. The outstanding principal and accrued interest on the A-4 First Tranche Notes will be automatically converted into Series A-4 Preferred Stock on the date of the shareholders' approval. The per share conversion price of the A-4 First Tranche Notes is $3.25 (subject to adjustment as set forth in the A-4 First Tranche Notes). Until the A-4 First Tranche Notes are converted into Series A-4 Preferred Stock, they will be due and payable on demand, which may be given by 66-2/3% of the holders of the A-4 First Tranche Notes at any time following the later of the date that is (x) 150 days following the date of issuance or (y) if the Securities and Exchange Commission reviews the Issuer's filings seeking shareholder approval, 180 days following the date of issuance. The A-4 Second Tranche Notes and the A-5 Notes will have substantially similar terms as the A-4 First Tranche Notes.

         The payment of the principal of and interest on the A-4 First Tranche Notes by Issuer is guaranteed by each of its subsidiaries. The right of repayment of principal of and interest on the A-4 First Tranche Notes and the security interest in the assets of Issuer are subordinated to the rights and security interests of certain of the Issuer's lenders. The A-4 First Tranche Notes are equally and ratably secured by all of the assets of the Issuer and each of its subsidiaries.

WARRANTS

         In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the A-1 Warrants to the Funds on May 21, 2004. The A-1 Warrants are exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of $2.46 per share to purchase one share of Common Stock for every five shares of Series A-1 Preferred Stock issued and sold. The Issuer issued the A-2 Warrants to the Funds on September 16, 2004. The A-2 Warrants are exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of $3.44 per share to purchase one share of Common Stock for every five shares of Series A-2 Preferred Stock issued and sold. The Issuer issued the A-3 Warrants to the Funds on December 7, 2004. The A-3 Warrants are exercisable at any time prior to December 7, 2008 at an exercise price of $4.0625 to purchase one share of Common Stock. Under the terms of the First Round Warrants and subject to certain exceptions, the Funds have the right to purchase a proportionate amount of additional shares of Common Stock issued by the Issuer, based on the number of shares of Common Stock held by the Funds on a fully diluted basis. As of December 10, 2004, the First Round Warrants are exercisable, in the aggregate, into 1,284,616 shares of Common Stock. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

         In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued the A-4 Warrants to the Funds, subject to shareholder approval, on December 10, 2004. The A-4 Warrants can be exercised at any time following shareholder approval at an exercise price of $4.06 per share to purchase such number of shares of Common Stock equal to 20% of the number of shares of Common Stock issued or issuable on conversion of Series A-4 Preferred Stock issued or issuable on conversion of the principal amount, together with accrued interest, of the A-4 First Tranche Notes purchased on the Initial Closing Date. As of December 10, 2004, the A-4 Warrants would be exercisable, in the aggregate, into 384,616 shares of Common Stock. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

         Other than as described above, the Warrants have substantially similar terms, a form of which was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

         The Restated Certificate and a form of the Notes are attached hereto as Exhibits 5 and 6, respectively, and are incorporated herein by reference. The descriptions herein of the Restated Certificate, Notes and the Warrants are each qualified in its entirety by reference to such certificate and agreements.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Purchase Agreement, dated as of December 7, 2004, by and among the Issuer, the Funds and Constellation (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 2 Voting Agreement, dated as of December 10, 2004, by and among the Issuer, the Funds and Constellation (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 3 Amended and Restated Shareholders' Agreement, dated as of December 10, 2004, by and among the Issuer and the Shareholder Parties (incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 4 Amended and Restated Registration Rights Agreement, dated as of December 10, 2004, by and among the Issuer and the Voting Agreement Parties (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13,
              2004)).

Exhibit 5 Form of Restated Certificate of Incorporation of the Issuer, dated as of December 10, 2004 (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 6 Form of Secured Subordinated Convertible Promissory Note to be entered into by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 7     Name, address and principal occupation certain Group Members.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 16, 2004             Pequot Capital Management, Inc.




                                           /s/ Aryeh Davis
                                    -----------------------------------
                                      Aryeh Davis, General Counsel

                                INDEX TO EXHIBITS

EXHIBIT       DESCRIPTION

Exhibit 1 Purchase Agreement, dated as of December 7, 2004, by and among the Issuer, the Funds and Constellation (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 2 Voting Agreement, dated as of December 10, 2004, by and among the Issuer, the Funds and Constellation (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 3 Amended and Restated Shareholders' Agreement, dated as of December 10, 2004, by and among the Issuer and the Shareholder Parties (incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 4 Amended and Restated Registration Rights Agreement, dated as of December 10, 2004, by and among the Issuer and the Voting Agreement Parties (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13,
              2004)).

Exhibit 5 Form of Restated Certificate of Incorporation of the Issuer, dated as of December 10, 2004 (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 6 Form of Secured Subordinated Convertible Promissory Note to be entered into by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K, dated December 7, 2004 (filed December 13, 2004)).

Exhibit 7     Name, address and principal occupation certain Group Members.

                                    EXHIBIT 7

         To the knowledge of the Reporting Person, the name, address and principal business or occupation of the officers, directors, partners and/or controlling person(s) of Constellation, in each case, as applicable, are as follows:

          Constellation Venture Capital II, L.P. ("CV II") is a Delaware limited partnership whose principal business is that of a private investment partnership. The general partner of CVII is Constellation Ventures Management II, LLC, a Delaware limited liability corporation ("Management II"). Constellation Venture Capital Offshore II, L.P. ("Offshore II") is a Cayman Islands limited partnership whose principal business is that of a private investment partnership. The general partner of Offshore II is Managment II. The BSC Employee Fund VI, L.P. ("BSC VI") is a Delaware limited partnership whose principal business is that of a private investment partnership. The general partners of BSC VI are Managment II and Bear Stearns Merchant Capital II, L.P. ("BSMC"). The principal business of BSMC is that of a private investment partnership. CVC II Partners, L.L.C. ("CVC") is a Delaware limited liability corporation whose principal business is that of a private investment limited liability corporation. The managing member of CVC is The Bear Stearns Companies Inc. ("BSCI"). The principal business of BSCI is that of a securities broker-dealer. Management II is a Delaware limited liability corporation whose principal business is that of a private investment limited liability corporation. The managing member of Management II is Bear Stearns Asset Management Inc. ("BSAM"). BSAM is a New York corporation. The principal business of BSAM is that of a registered investment advisor. The principal business and principal office address of CV II, Offshore II, Management II, BSC VI, BSMC, BSAM BSCI, and CVC is 383 Madison Avenue, 28th Floor, New York, New York 10179. The executive officers and directors of BSAM are citizens of the United States, and their respective principal occupations are as follows: (i) Richard A. Marin is Director, Chairman of the Board, Chief Executive Officer, President and Senior Managing Director of BSAM, (ii) John W. Geisseinger is Director, Chief Investment Officer and Senior Managing Director of BSAM, (iii) Stephen A. Bornstein is General Counsel, Executive Vice President and Managing Director of BSAM,(iv)and Michael E. Guarasci is Director, Chief Financial Officer, Chief Operating Officer and Senior Managing Director of BSAM and (v) Lawrence S. Lafer is Secretary, Chief Compliance Officer and Managing Director of BSAM.